UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly-Held Company

Corporate Taxpayers’ ID (CNPJ/MF) 02.429.144/0001-93

Corporate Registry (NIRE) 35.300.186.133

NOTICE TO SHAREHOLDERS

CPFL ENERGIA S.A. (“Company”) is hereby reporting to the market and its shareholders in relation to the Company’s reverse split and stock split operation approved by the Extraordinary Shareholders Meeting on April 28, 2011, in the proportion of 10 (ten) to 1 (one) with the simultaneous split of each share grouped in the proportion of 1 (one) to 20 (twenty), that:

-              the process of successive auctions of the fractional shares of shareholders who chose not to adjust their positions was concluded on August 10, 2011;

-              the corresponding net amounts, in the price of R$ 20.025942200 per common share, obtained from the auctions, will be placed, from August 19, 2011 onwards, at the disposal of the entitled shareholders whose registries have been updated. The amounts will be credited through their bank accounts, according to the shareholders registration details on the register of Banco do Brasil;

-              the value corresponding to the shares deposited with the Central Depository of Assets of the BM&FBovespa will be credited directly, and the Central Depository of Assets of the BM&FBovespa shall be responsible for transferring it to the respective shareholders through their Custodial Agents;

-              for registered shareholders who have not identified a current account at a financial institution for receipt of income, who have not updated their registration or whose shares are blocked, the amount shall be retained by the Company and shall not be entitled to any kind of adjustment, price-level restatement or interest. For the release of this amount on their behalf, the shareholders must follow the procedures bellow, as appropriate:

✓ Shareholders with shares deposited with Banco do Brasil: these shareholders should go to a branch of Banco do Brasil, in order to update the registration details, to sign the receipt option (“termo de opção de recebimento”), which indicates the bank, the current account and the bank agency for depositing the credits, and to become cognizant of the conditions of the type of credit involved (DOC/TED/CASH). They should also take to the bank the following original documents: ID card (RG), individual taxpayer’s ID (CPF) and proof of residence, income and bank account;

✓ Shareholders with shares deposited with CBLC: these shareholders should request their registration update directly from the custodial agent with whom they normally operate and also update their register at Banco do Brasil.

São Paulo, August 16, 2011.

CPFL ENERGIA S.A.

LORIVAL NOGUEIRA LUZ JUNIOR

 Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 16, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.